INTERACTIVE STRENGTH INC.

1005 Congress Ave, Suite 925

Austin, Texas 78701

April 26, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Interactive Strength Inc. - Registration Statement – Form S-1

File No. 333-269246

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Interactive Strength Inc. (the “Registrant”) hereby requests that the above-referenced registration statement on Form S-1 (File No. 333-269246) (the “Registration Statement”) be declared effective on April 27, 2023, at 3:30 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of Davina K. Kaile and Julie Park of Pillsbury Winthrop Shaw Pittman LLP, counsel to the Registrant, to make such request on its behalf. The Registrant hereby also authorizes Davina K. Kaile and Julie Park of Pillsbury Winthrop Shaw Pittman LLP to orally modify or withdraw this request for acceleration.

Once the Registration Statement has been declared effective, please orally confirm that event with Davina K. Kaile of Pillsbury Winthrop Shaw Pittman LLP, counsel to the Registrant, at (650) 233-4564, or in her absence, Julie Park at (650) 233-4067.

Under separate cover, Aegis Capital Corp., as the underwriter, will send the Commission a letter joining in this request for acceleration of the effective date.

[Signature Page Follows]

Sincerely,

INTERACTIVE STRENGTH INC.

By:	/s/ Trent A. Ward
Trent A. Ward, Chief Executive Officer

cc:	Trent A. Ward, Interactive Strength Inc.

Michael J. Madigan, Interactive Strength Inc.

Davina K. Kaile, Pillsbury Winthrop Shaw Pittman LLP

Julie Park, Pillsbury Winthrop Shaw Pittman LLP

Anthony W. Basch, Kaufman & Canoles, P.C.